LCNB CORP.

2 North Broadway

Lebanon, Ohio 45036

February 19, 2009

VIA EDGAR AND FACSIMILE

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street NE

Washington, D.C. 20549

ATTN: Gregory Dundas

Re:

Rule 477 Application for Withdrawal of Registration Statement on Form S-3

(File No. 333-157193)

Ladies and Gentlemen:

Pursuant to Rule 477 promulgated under the Securities Act of 1933, as amended (the “Securities Act”), LCNB Corp. (the “Company”) hereby applies for the immediate withdrawal of its Registration Statement on Form S-3 (File No. 333-157193), together with all exhibits thereto (the “Registration Statement”).  The Registration Statement was originally filed with the U.S. Securities and Exchange Commission (the “Commission”) on February 9, 2009.

The Company filed the Registration Statement to register preferred shares, a warrant and common shares underlying the warrant (the “Securities”) issued to the U.S. Department of the Treasury (“Treasury”) pursuant to the terms of the Letter Agreement dated January 9, 2009 between the Company and Treasury under Treasury’s Troubled Assets Relief Program Capital Purchase Program (the “Transaction”).

The Company is requesting the withdrawal of the Registration Statement because, under the interpretation of “automated quotations system” as set forth in the SEC’s Form S-3 Telephone Interpretation #54, it is not eligible to register the Securities issued in the Transaction on a Registration Statement on Form S-3.  The Company hereby confirms that no securities were issued or sold pursuant to the Registration Statement.  Accordingly, the Company hereby respectfully requests the immediate withdrawal of the Registration Statement.

Pursuant to Rule 457(p) promulgated under the Securities Act, the Company understands that the total filing fee associated with the Registration Statement may be offset against the total filing fee due for a subsequent registration statement.

If you have any questions concerning the foregoing request for withdrawal, please contact Stephen P. Wilson at (513) 932-1414 or Susan B. Zaunbrecher, the Company’s legal counsel, at (513) 977-8171.

Sincerely,

LCNB Corp.

By:

/s/Stephen P. Wilson

Stephen P. Wilson

Chief Executive Officer